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Exhibit 4.196

In business to deliver™

Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor and Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

News Release

TransCanada Continues Strong Performance in Second Quarter
and Declares 155th Consecutive Dividend

CALGARY, Alberta — July 26, 2002 — (TSX: TRP) (NYSE: TRP)

Second Quarter 2002 Highlights:
(All financial figures are in Canadian dollars unless noted otherwise)

  •
  TransCanada PipeLines Limited's net income applicable to common shares from continuing operations (net earnings), for the second quarter 2002 was $202 million or $0.42 per share compared to second quarter 2001 net earnings of $175 million or $0.37 per share. Second quarter 2002 results include $25 million of earnings related to the recent Fair Return Application decision by the National Energy Board (NEB) for the period January 1, 2001 to June 30, 2002.

  •
  Net income applicable to common shares for the second quarter 2002 was $202 million or $0.42 per share compared to $96 million or $0.20 per share for the same period in 2001.

  •
  TransCanada's net earnings for the six months ended June 30, 2002 were $388 million or $0.81 per share compared to $345 million or $0.73 per share for the comparable period in 2001. In addition to the $25 million of net earnings related to the recent Fair Return Application decision by the NEB, net earnings for the first six months of 2002 include $7 million related to TransCanada's proportionate share of a favourable ruling in the Great Lakes Gas Transmission Company regarding Minnesota use tax paid in prior years.

  •
  Net income applicable to common shares for the six months ended June 30, 2002 was $388 million or $0.81 per share compared to $258 million or $0.54 per share for the same period in 2001.

  •
  TransCanada continues to strengthen its balance sheet. Funds generated from continuing operations for the second quarter 2002 increased approximately $80 million compared to the same period last year. For the six months ended June 30, 2002 funds generated from continuing operations were $932 million compared to $814 million for the same period in 2001, an increase of approximately 14 per cent. In the first six months of 2002, TransCanada used a portion of its cash resources to fund debt maturities of $116 million and reduce notes payable by $240 million. The company invested $215 million in its operations in the first six months of this year.

  •
  TransCanada's Board of Directors today declared a quarterly dividend of $0.25 per share for the quarter ended September 30, 2002 on the company's outstanding common shares. This is the 155th consecutive quarterly dividend on TransCanada's common shares and is payable on October 31, 2002 to shareholders of record at the close of business on September 30, 2002. The Board also declared regular dividends on TransCanada's preferred shares.

  •
  Deliveries of natural gas on the Alberta System averaged 11.3 billion cubic feet per day (Bcf/d) for the first six months of 2002, equal to deliveries for the same period in 2001. Field receipts volumes for the Alberta System for the six months ended June 30, 2002 were 11.3 Bcf/d compared to 11.4 Bcf/d for the same period last year. Canadian Mainline deliveries averaged 7.2 Bcf/d for the first six months of 2002 compared to 6.7 Bcf/d for the same period in 2001. Canadian Mainline inlet volumes at the Alberta border and in Saskatchewan which are delivered to markets for the first six months of this year were 6.1 Bcf/d compared to 5.7 Bcf/d for the first six months in 2001. The BC System delivered an average of 1.0 Bcf/d of natural gas in the first six months of this year, compared to 1.1 Bcf/d in the same period in 2001.

"TransCanada's second quarter results demonstrate our disciplined and steady approach to maintaining and utilizing our strong financial position," said Hal Kvisle, TransCanada's chief executive officer. "The strategic moves we've made over the past couple of years have positioned us as a strong, financially stable company. And in a time when unstable financial markets are resulting in many of our peers experiencing difficulty, TransCanada continues to deliver solid value and returns for its shareholders.

"By continuing to focus on our five key strategies we're staying the course toward our ultimate goal to be a leader in natural gas transmission and electric power in the northern tier of North America. I'm proud we have not wavered from our strategies since adopting them more than two years ago. We know what we want to achieve and how we're going to accomplish it. We are a strong competitor in our core businesses of natural gas transmission and power, and we will continue to use our competitive advantages to create shareholder value through astute investments in the northern tier of North America."

TransCanada's five key strategies are to: sustain, grow and optimize its natural gas transmission business; negotiate a new regulatory framework; grow its power business; be operationally excellent; and maintain and utilize its strong financial position.

Commenting on the state of the regulated Canadian pipeline industry, Mr. Kvisle said TransCanada is the largest owner of Canadian natural gas pipelines, with a current regulated ratebase of approximately $14 billion in its wholly owned pipelines. Over the past six years, TransCanada's return on capital for the majority of its Canadian regulated pipelines (not including the Alberta System) has declined from more than 7 per cent to approximately 5.8 per cent, through the workings of a bond-indexed formula adopted by the NEB in 1995. By comparison, returns across the broader North American pipeline industry continue to average more than 7 per cent.

In June 2001, TransCanada filed its Fair Return Application with the NEB, seeking a 7.5 per cent return on Canadian Mainline capital of approximately $9 billion. On June 21, 2002, the NEB released its decision on the Fair Return Application, awarding TransCanada a return of approximately 5.8 per cent on capital in the Canadian Mainline. This equates to a return on common equity of 9.53 per cent on a deemed common equity ratio of 33 per cent.

"We are disappointed with the NEB's decision because it does not recognize the long-term business risks of our Canadian Mainline, particularly the portion of the system that transports natural gas east from Winnipeg," said Mr. Kvisle. "TransCanada needs to operate this portion of the system for at least 30 more years in order to recover its equity investment and repay the associated debt. And we are concerned that western Canadian gas may not flow to markets served by this portion of the Canadian Mainline for an equal amount of time. We do not believe the NEB has recognized this substantial business risk, as evidenced by the low return on capital it awarded TransCanada."

Mr. Kvisle said regardless of its disappointment in the NEB's decision, TransCanada remains committed to the Canadian pipeline business. "Our Alberta System, our BC System and the western portion of the Canadian Mainline have better risk/reward characteristics than the eastern portion (east of Winnipeg) of the Canadian Mainline. Today, TransCanada is much more than just the Canadian Mainline, which now makes up approximately 40 per cent of our total asset base. And because the eastern portion of the Canadian Mainline now comprises only approximately 20 per cent of our total assets, we are optimistic that the associated risks can be managed.

"We are currently discussing alternative business models with our customers that would enable us to reduce our risk on the Canadian Mainline by recovering our capital over a shorter period of time. Through this process, we would work to reach agreement on a return on capital that is appropriate for a lower business risk on the Canadian Mainline."

Commenting on opportunities in the North American pipeline and power businesses, Mr. Kvisle said many of TransCanada's competitors are currently experiencing financial difficulties, in part, due to significant exposures to marketing and trading activities. "TransCanada exited its natural gas marketing business in 2001, before industry conditions reached their current difficult state. Now, our strong balance sheet positions us to pursue and acquire high-quality natural gas pipeline and power assets in preferred American markets — swiftly, strongly and decisively. We are enthused by many of the current prospects, but we continue to approach each opportunity cautiously and with discipline."

In conclusion, Mr. Kvisle said TransCanada has emerged as a strong and viable company because of its commitments to both financial prudence and operational excellence. "Over the past two years, we have simplified our business significantly and intensified our focus on activities that affect our customers and shareholders positively. We run TransCanada with an extremely capable team of leaders and employees. I'm proud to say that they, along with TransCanada's board of directors and external auditors, continue to work hard to maintain the highest levels of corporate governance and business ethics for the company."

Teleconference

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the second quarter 2002 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-387-6216 or 416-405-9328 (Toronto area) at least 10 minutes prior to the start of the call. No passcode is required. A live audio web cast of the teleconference will also be available on TransCanada's web site at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, August 3, 2002, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1219622. The web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing a total of approximately 2,250 megawatts of power — an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

Second Quarter 2002 Financial Highlights
(unaudited)

	Three months ended June 30		Six months ended June 30
Operating Results (millions of dollars)
	2002	2001	2002	2001
Revenues	1,396	1,319	2,640	2,675
Net Income Applicable to Common Shares	202	96	388	258
Cash Flow
Funds generated from continuing operations	481	401	932	814
Capital expenditures in continuing operations	(98)	(75)	(211)	(179)
	Three months ended June 30		Six months ended June 30
Common Share Statistics	2002	2001	2002	2001
Net Income Per Share — Basic and Diluted	$0.42	$0.20	$0.81	$0.54
Dividend Per Share	$0.25	$0.225	$0.50	$0.45
Funds Generated Per Share from Continuing Operations	$1.01	$0.84	$1.95	$1.71
Common Shares Outstanding (millions)
Average for the period	478.0	475.5	477.5	475.3
End of period	478.4	475.6	478.4	475.6

In business to deliver™

SECOND QUARTER 2002

Quarterly Report to Shareholders

	Three months ended June 30		Six months ended June 30
Consolidated Results-at-a-Glance (unaudited) (millions of dollars except per share amounts)
	2002	2001	2002	2001
Net Income/(Loss) Applicable to Common Shares
Continuing operations	202	175	388	345
Discontinued operations	—	(79)	—	(87)

	202	96	388	258

Net Income/(Loss) Per Share — Basic and Diluted
Continuing operations	$0.42	$0.37	$0.81	$0.73
Discontinued operations	—	(0.17)	—	(0.19)

	$0.42	$0.20	$0.81	$0.54

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) and the notes thereto.

Results of Operations

Consolidated

TransCanada's net income applicable to common shares from continuing operations (net earnings) for the six months ended June 30, 2002 was $388 million or $0.81 per share compared to $345 million or $0.73 per share for the comparable period in 2001, an increase of $43 million or $0.08 per share. In June 2002, the company received the National Energy Board (NEB) decision on its Fair Return Application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The Fair Return decision on the cost of capital included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001. The NEB also decided that the return on equity as calculated based on the NEB formula continued to be appropriate for the Canadian Mainline which results in an approved rate of return on common equity of 9.61 per cent for 2001 and 9.53 per cent for 2002. In June 2002, TransCanada recorded after-tax net earnings of $16 million or $0.03 per share and $9 million or $0.02 per share representing the impact of the Fair Return decision on the company for the year ended December 31, 2001 and for the six months ended June 30, 2002, respectively. The results for the six months ended June 30, 2002 also include $7 million after tax relating to TransCanada's proportionate share of a favourable ruling in Great Lakes with respect to Minnesota use tax paid in prior years.

Net income applicable to common shares for the six months ended June 30, 2002 was $388 million or $0.81 per share compared to $258 million or $0.54 per share for the same period in 2001. The year-to-date 2001 results included a net loss from discontinued operations of $87 million or $0.19 per share related to the Gas Marketing business, the disposition of which was substantially completed in 2001.

TransCanada's net earnings were $202 million or $0.42 per share for the second quarter 2002 compared to $175 million or $0.37 per share for the second quarter 2001. Net income applicable to common shares for the second quarter 2002 was $202 million or $0.42 per share compared to $96 million or $0.20 per share for the second quarter 2001. Second quarter 2002 results reflect $25 million of net earnings for the period January 1, 2001 to June 30, 2002 relating to the Fair Return decision.

	Three months ended June 30		Six months ended June 30
Segment Results-at-a-Glance (unaudited) (millions of dollars)
	2002	2001	2002	2001
Transmission	174	142	337	287
Power	37	38	77	84
Corporate	(9)	(5)	(26)	(26)

Continuing operations	202	175	388	345
Discontinued operations	—	(79)	—	(87)

Net Income Applicable to Common Shares	202	96	388	258

Transmission

The Transmission business generated net earnings of $174 million and $337 million for the three and six months ended June 30, 2002, respectively.

	Three months ended June 30		Six months ended June 30
Transmission Results-at-a-Glance (unaudited) (millions of dollars)
	2002	2001	2002	2001
Wholly-Owned Pipelines
Alberta System	52	49	102	93
Canadian Mainline	92	68	160	136
BC System	1	2	3	3

	145	119	265	232

North American Pipeline Ventures
Great Lakes	14	13	36	28
TC PipeLines, LP	4	4	8	8
Iroquois	6	3	11	7
Portland	1	(1)	2	—
Foothills	4	6	9	11
Trans Québec & Maritimes	2	2	4	4
Northern Development	(1)	(1)	(2)	(1)
Other	(1)	(3)	4	(2)

	29	23	72	55

Net earnings	174	142	337	287

Wholly-Owned Pipelines

The Alberta System's net earnings of $52 million in the second quarter 2002 increased $3 million compared to $49 million in the same quarter of 2001. Net earnings for the six months ended June 30, 2002 increased $9 million from the same period in 2001. The increase in net earnings for both the quarter and year-to-date was related to higher incentive earnings from the Alberta System Rate Settlement and the expiry of TransCanada's transition support costs related to the products and receipt-point pricing structure in first quarter 2002.

The Canadian Mainline's net earnings in second quarter 2002 were $24 million higher than the same quarter in 2001. Net earnings in 2002 reflect the Fair Return decision.

In June 2001, TransCanada applied to the NEB for a fair return on the Canadian Mainline in determination of 2001 and 2002 tolls. In the application, TransCanada proposed an after-tax weighted average cost of capital (ATWACC) of 7.5 per cent or, alternatively, 12.5 per cent return on deemed common equity of 40 per cent as a fair return for various risks faced by the Canadian Mainline. On June 21, 2002, the NEB released its decision not to adopt the ATWACC methodology.

Operating Statistics

	Alberta System*		Canadian Mainline**		BC System
Six months ended June 30 (unaudited)	2002	2001	2002	2001	2002	2001
Average investment base ($ millions)	5,074	5,229	8,937	9,226	199	206
Delivery volumes (Bcf)
Total	2,054	2,046	1,303	1,220	181	205
Average per day	11.3	11.3	7.2	6.7	1.0	1.1

*
Field receipt volumes for the Alberta System for the six months ended June 30, 2002 were 2,049 Bcf (2001 — 2,066 Bcf); average per day were 11.3 Bcf (2001 — 11.4 Bcf).

**
Canadian Mainline inlet volumes at the Alberta border and in Saskatchewan which are delivered to markets for the six months ended June 30, 2002 were 1,101 Bcf (2001 — 1,039 Bcf); average per day were 6.1 Bcf (2001 — 5.7 Bcf).

North American Pipeline Ventures

TransCanada's proportionate share of net earnings from its other Transmission businesses was $29 million and $72 million for the three and six months ended June 30, 2002, respectively. Net earnings for the three and six months ended June 30, 2002 were $6 million and $17 million higher, respectively, compared to the same periods in 2001.

Year-to-date earnings are higher compared to the same period in the prior year and reflect TransCanada's $7 million share of a favourable ruling in Great Lakes related to Minnesota use tax paid in prior years. The increase in net earnings excluding the impact of the Great Lakes favourable ruling in both the three and six months ended June 30, 2002 was mainly due to TransCanada's increased ownership interest in Iroquois and Portland acquired in May and June, 2001, respectively, and favourable foreign exchange rates. In addition, net earnings related to TransCanada's share of other ventures, including CrossAlta gas storage facilities, Ventures LP and TransGas de Occidente, increased $6 million in the six months ended June 30, 2002 when compared to the same period in the prior year.

Power

	Three months ended June 30		Six months ended June 30
Power Results-at-a-Glance (unaudited) (millions of dollars)
	2002	2001	2002	2001
Power LP investment	8	9	18	20
Northeastern U.S. operations	46	34	87	68
Western operations	22	34	55	82
General, administrative and support costs	(14)	(10)	(31)	(21)

Operating and other income	62	67	129	149
Financial charges	(3)	(5)	(6)	(10)
Income taxes	(22)	(24)	(46)	(55)

Net earnings	37	38	77	84

The Power business contributed net earnings of $37 million in the second quarter 2002, consistent with the second quarter 2001. Net earnings for the six months ended June 30, 2002 were $7 million lower when compared to the same period in 2001. Revenues and operating expenses for second quarter 2002 and six months ended June 30, 2002 were lower than in the comparable periods in 2001 primarily due to a decrease in market prices.

Operating and other income from the investment in TransCanada Power, L.P. for the three and six months ended June 30, 2002 decreased slightly when compared to the same periods in 2001 primarily as a result of an unplanned outage at the Williams Lake plant and additional partnership units issued in October 2001, which decreased TransCanada's ownership interest from 41.6 per cent to 35.6 per cent.

The increase in operating and other income from the Northeastern U.S. operations for the three and six months ended June 30, 2002 over the comparable periods in 2001 was primarily attributable to the acquisition of the Curtis Palmer Hydroelectric Company, L.P. in July 2001.

Operating and other income from Western operations for the three and six months ended June 30, 2002 is lower than the same periods in 2001 mainly due to TransCanada's ability in 2001 to successfully take advantage of market opportunities created by high market prices, power price volatility and inefficiencies between market regions. Lower contract prices in 2002 compared to 2001 on sales of output acquired under the Sundance A power purchase arrangement (PPA) also contributed to the decrease in operating and other income. These were partially offset by income from TransCanada's indirect acquisition of a 50 per cent interest in the Sundance B PPA in December 2001, and commercial start-up of the Redwater and Carseland plants in January 2002. The net energy trading assets at June 30, 2002 were $324 million (December 31, 2001 — $333 million), comprised of $306 million (December 31, 2001 — $314 million) related to the Sundance A and B PPAs, which reflect the initial investments to purchase these contracts, and $18 million (December 31, 2001 — $19 million) of other trading activities.

Corporate

Net expenses for the six months ended June 30, 2002 were consistent with the same period in 2001 while net expenses for second quarter 2002 increased by $4 million compared to second quarter 2001. Results for the three and six months ended June 30, 2001 included positive adjustments of $9 million and $5 million, respectively, to foreign currency gains reflecting the January 1, 2002 required retroactive adoption of an accounting change related to foreign currency translation issued by the Canadian Institute of Chartered Accountants. Excluding the impact of these adjustments, Corporate's 2002 results have improved compared to the corresponding periods in 2001 including lower general and administrative expenses relating to services that support discontinued operations in 2002 compared to 2001. Corporate's financial charges in the second quarter 2002 increased compared to second quarter 2001 primarily reflecting an adjustment recorded by TransCanada in June 2002 relating to the Fair Return decision.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. As described in Management's Discussion and Analysis in TransCanada's 2001 Annual Report, the company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At June 30, 2002, TransCanada reviewed the provision for loss on discontinued operations, including the approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, and concluded the provision and continued deferral of the gains were appropriate. As a result, there was no earnings impact related to discontinued operations in the second quarter of 2002.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations for the second quarter 2002 increased by approximately $80 million in comparison to the second quarter 2001. Funds generated from continuing operations were $932 million for the six months ended June 30, 2002, compared with $814 million for the same period in 2001.

TransCanada's ability to generate adequate amounts of cash and cash equivalents in the short term and the long term when needed, and to maintain capacity to provide for planned growth remains unchanged since December 31, 2001.

Investing Activities

Capital expenditures totalled $215 million (2001 — $223 million) in the six months ended June 30, 2002 and related primarily to maintenance and capacity capital in the Transmission business and construction of new power plants in Alberta.

Financing Activities

TransCanada used a portion of its cash resources to fund debt maturities of $116 million and reduce notes payable by $240 million in the six months ended June 30, 2002.

Dividends

On July 26, 2002, TransCanada's Board of Directors declared a quarterly dividend of $0.25 per share for the quarter ended September 30, 2002 on the outstanding common shares. This is the 155th consecutive quarterly dividend paid by TransCanada on its common shares, and is payable on October 31, 2002 to shareholders of record at the close of business on September 30, 2002. The Board also declared regular dividends on TransCanada's preferred shares.

Discontinued Operations

Net cash provided by discontinued operating activities was $51 million for the six months ended June 30, 2002 compared with net cash used in discontinued operating activities of $603 million for the same period in 2001. The significant amount of net cash used in the six months ended June 30, 2001 was primarily in the Gas Marketing business and included the return in 2001 of margin cash received in 2000, the settlement of natural gas trading losses and other working capital adjustments.

There were no discontinued operations' dispositions in the six months ended June 30, 2002 compared to dispositions of $957 million in the same period in 2001.

Risk Management

With respect to continuing operations, TransCanada's market risk remains substantially unchanged since December 31, 2001. However, with the recent deterioration in the creditworthiness of a number of counterparties, TransCanada has and will continue to mitigate this increased credit risk with additional financial assurances, including letters of credit and/or cash. The company has retained certain exposures as a result of the divestiture of the Gas Marketing business. See explanation in Results of Operations — Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

TransCanada manages market and credit risk exposures in accordance with its corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. The company is also exposed to risk of loss due to the failure of counterparties to meet contractual financial obligations.

Critical Accounting Policy

TransCanada's critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

Outlook

The outlook for the company's segments remains relatively unchanged since December 31, 2001. Although disappointed with the Fair Return decision, TransCanada remains committed to the Canadian pipeline business and is discussing alternative business models which the company hopes will result in reducing the Canadian Mainline risk by recovering capital over a shorter period of time and providing a return on capital commensurate with that lower risk. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

The company's earnings and cash flow combined with a strong balance sheet at June 30, 2002 provides the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power. Credit ratings on the company's senior, unsecured debt assigned by Dominion Bond Rating Service Limited, Moody's Investors Service and Standard & Poor's are currently A, A2 and A-, respectively, all with a stable trend or outlook.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

BC System

In June 2002, the NEB approved an application from TransCanada to expand its pipeline system in British Columbia. The NEB approved the construction of approximately 24 kilometres of pipeline and modifications to the Elko and Moyie Compressor Stations on TransCanada's BC System. The contract design capacity of the applied-for facilities will be 420 million cubic feet per day. The estimated cost of the project is $48 million and the proposed in-service date is November 1, 2002.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

	Three months ended June 30		Six months ended June 30
(unaudited) (millions of dollars except per share amounts)	2002	2001	2002	2001
Revenues	1,396	1,319	2,640	2,675
Expenses
Operating expenses	609	597	1,095	1,216
Depreciation	213	197	420	391

	822	794	1,515	1,607

Operating Income	574	525	1,125	1,068
Other Expenses/(Income)
Financial charges	218	205	439	438
Financial charges of joint ventures	22	26	45	52
Allowance for funds used during construction	(2)	(1)	(4)	(3)
Interest and other income	(17)	(21)	(36)	(48)

	221	209	444	439

Income from Continuing Operations before Income Taxes	353	316	681	629
Income Taxes — Current and Future	136	123	264	249

Net Income from Continuing Operations	217	193	417	380
Net Loss from Discontinued Operations	—	(79)	—	(87)

Net Income	217	114	417	293
Preferred Securities Charges	9	12	18	24
Preferred Share Dividends	6	6	11	11

Net Income Applicable to Common Shares	202	96	388	258

Net Income/(Loss) Applicable to Common Shares
Continuing operations	202	175	388	345
Discontinued operations	—	(79)	—	(87)

	202	96	388	258

Net Income/(Loss) Per Share — Basic and Diluted
Continuing operations	$0.42	$0.37	$0.81	$0.73
Discontinued operations	—	(0.17)	—	(0.19)

	$0.42	$0.20	$0.81	$0.54

Average Shares Outstanding (millions)	478.0	475.5	477.5	475.3

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

	Three months ended June 30		Six months ended June 30
(unaudited) (millions of dollars)	2002	2001	2002	2001
Cash Generated From Operations
Net income from continuing operations	217	193	417	380
Depreciation	213	197	420	391
Change in net energy trading assets	4	16	9	28
Future income taxes	54	5	107	35
Other	(7)	(10)	(21)	(20)

Funds generated from continuing operations	481	401	932	814
Increase in operating working capital	(2)	(31)	(56)	(79)

Net cash provided by continuing operating activities	479	370	876	735
Net cash (used in)/provided by discontinued operating activities	(7)	(249)	51	(603)

	472	121	927	132

Investing Activities
Capital expenditures	(98)	(75)	(215)	(223)
Acquisitions, net of cash acquired	—	(37)	—	(37)
Disposition of assets	—	260	—	957
Deferred amounts and other	(134)	12	(113)	(8)

Net cash (used in)/provided by investing activities	(232)	160	(328)	689

Financing Activities
Dividends and preferred securities charges	(140)	(134)	(267)	(248)
Notes payable repaid, net	(69)	(53)	(240)	(55)
Reduction of long-term debt	(24)	(200)	(116)	(347)
Non-recourse debt of joint ventures issued	4	6	5	11
Reduction of non-recourse debt of joint ventures	(29)	(23)	(42)	(33)
Common shares issued	16	2	31	10

Net cash used in financing activities	(242)	(402)	(629)	(662)

(Decrease)/Increase in Cash and Short-Term Investments	(2)	(121)	(30)	159
Cash and Short-Term Investments
Beginning of period	271	789	299	509

Cash and Short-Term Investments
End of period	269	668	269	668

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(millions of dollars)	June 30, 2002 (unaudited)	December 31, 2001
ASSETS
Current Assets
Cash and short-term investments	269	299
Accounts receivable	642	655
Inventories	173	177
Other	56	43
Energy trading assets	139	152

	1,279	1,326
Energy Trading Assets	332	365
Long-Term Investments	262	268
Plant, Property and Equipment	17,550	17,863
Other Assets	358	335

	19,781	20,157

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	103	343
Accounts payable	722	786
Accrued interest	242	233
Current portion of long-term debt	426	483
Current portion of non-recourse debt of joint ventures	80	44
Provision for loss on discontinued operations	241	264
Energy trading liabilities	54	72

	1,868	2,225
Energy Trading Liabilities	93	112
Deferred Amounts	364	393
Long-Term Debt	9,226	9,347
Future Income Taxes	127	49
Non-Recourse Debt of Joint Ventures	1,190	1,295
Junior Subordinated Debentures	237	237

	13,105	13,658

Shareholders' Equity
Preferred securities	675	675
Preferred shares	389	389
Common shares	4,595	4,564
Contributed surplus	263	263
Retained earnings	744	595
Foreign exchange adjustment	10	13

	6,676	6,499

	19,781	20,157

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

Six months ended June 30 (unaudited) (millions of dollars)	2002	2001
Balance at beginning of period	595	415
Net income	417	293
Preferred securities charges	(18)	(24)
Preferred share dividends	(11)	(11)
Common share dividends	(239)	(214)

	744	459

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Unaudited)

1.  Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2001 except as stated below. These consolidated financial statements for the six months ended June 30, 2002 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada's 2001 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

Regulation

In November 2001, the National Energy Board (NEB) approved TransCanada's 2001 and 2002 Tolls and Tariff Application for the Canadian Mainline which resolved all issues other than cost of capital. The NEB also determined that interim tolls remain in place until a final decision on the cost of capital was made. In June 2002, the company received the NEB decision on its Fair Return Application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The Fair Return decision on the cost of capital included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001. The NEB also decided that the return on equity as calculated based on the NEB formula continued to be appropriate for the Canadian Mainline which results in an approved rate of return on common equity of 9.61 per cent for 2001 and 9.53 per cent for 2002. In June 2002, TransCanada recorded after-tax net earnings of $16 million or $0.03 per share and $9 million or $0.02 per share representing the impact of the Fair Return decision on the company for the year ended December 31, 2001 and for the six months ended June 30, 2002, respectively.

2.  Accounting Changes

Foreign currency translation

Effective January 1, 2002, TransCanada adopted the amendment to the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Foreign Currency Translation". This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. This accounting change was applied retroactively with restatement of prior periods. The cumulative effect of this accounting change as at January 1, 2001 was an increase of $1 million in retained earnings. The impact of this change on earnings, which is reflected in the corporate segment, for the year ended December 31, 2001 was an increase of $5 million. The impact of this change on earnings for the second quarter 2002 and six months ended June 30, 2002 was nil (first quarter 2001 — $(4) million; second quarter 2001 — $9 million; third and fourth quarter 2001 — nil).

Stock-Based Compensation

Effective January 1, 2002, TransCanada adopted the new standard of the CICA Handbook Section "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This section is consistent in most respects with Statement of Financial Accounting Standard No. 123 which was adopted by the company for U.S. GAAP purposes prior to 2002. This new standard has been applied prospectively for Canadian GAAP purposes, effective January 1, 2002.

On February 25, 2002, the company issued 1,946,300 options to purchase common shares at $21.43 under the company's Key Employee Stock Incentive Plan. Generally, 25 per cent of the common shares subject to an option may be purchased on the award date and 25 per cent on each of the three following award date anniversaries.

TransCanada uses settlement date accounting to account for employee stock options. For stock options granted after January 1, 2002, the use of the fair value method prescribed under the new standard would have resulted in lower net income applicable to common shares of $2 million and lower net income per share of $0.01 for the six months ended June 30, 2002. The company uses the Black-Scholes model for this calculation.

3.  Segmented Information

	Transmission		Power		Corporate		Total
Three months ended June 30 (unaudited — millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	1,066	950	330	369	—	—	1,396	1,319
Operating expenses	(350)	(293)	(257)	(298)	(2)	(6)	(609)	(597)
Depreciation	(198)	(188)	(15)	(8)	—	(1)	(213)	(197)

Operating income/(loss)	518	469	58	63	(2)	(7)	574	525
Financial and preferred equity charges	(208)	(214)	(3)	(3)	(22)	(6)	(233)	(223)
Financial charges of joint ventures	(22)	(24)	—	(2)	—	—	(22)	(26)
Other income	8	6	4	4	7	12	19	22
Income taxes	(122)	(95)	(22)	(24)	8	(4)	(136)	(123)

Continuing operations	174	142	37	38	(9)	(5)	202	175

Discontinued operations							—	(79)

Net Income Applicable to Common Shares							202	96

	Transmission		Power		Corporate		Total
Six months ended June 30 (unaudited — millions of dollars)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	2,007	1,916	633	759	—	—	2,640	2,675
Operating expenses	(610)	(602)	(481)	(601)	(4)	(13)	(1,095)	(1,216)
Depreciation	(390)	(374)	(30)	(15)	—	(2)	(420)	(391)

Operating income/(loss)	1,007	940	122	143	(4)	(15)	1,125	1,068
Financial and preferred equity charges	(414)	(430)	(6)	(7)	(48)	(36)	(468)	(473)
Financial charges of joint ventures	(45)	(49)	—	(3)	—	—	(45)	(52)
Other income	24	20	7	6	9	25	40	51
Income taxes	(235)	(194)	(46)	(55)	17	—	(264)	(249)

Continuing operations	337	287	77	84	(26)	(26)	388	345

Discontinued operations							—	(87)

Net Income Applicable to Common Shares							388	258

Total Assets (millions of dollars)	June 30, 2002 (unaudited)	December 31, 2001
Transmission	17,001	17,269
Power	2,025	2,083
Corporate	549	480

Continuing Operations	19,575	19,832
Discontinued Operations	206	325

	19,781	20,157

4.  Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. The Gas Marketing business provided supply, transportation and asset management services, as well as structured financial products and services. In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. The company's disposals under both plans were substantially completed at December 31, 2001.

The company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At June 30, 2002, the provision for loss on discontinued operations, including approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, was reviewed and was concluded to be appropriate.

Revenues from discontinued operations for the second quarter 2002 were $9 million (second quarter 2001 — $3,360 million) and for the six months ended June 30, 2002 were $23 million (2001 — $9,889 million). The provision for loss on discontinued operations at June 30, 2002 was $241 million (December 31, 2001 — $264 million). This was comprised of $126 million (December 31, 2001 — $129 million) relating to Gas Marketing and $115 million (December 31, 2001 — $135 million) relating to the December Plan.

Other Financial Information on Discontinued Operations

The following amounts related to discontinued operations are included in the consolidated balance sheet.

(millions of dollars)	June 30, 2002 (unaudited)	December 31, 2001
Current assets	95	113
Non-current assets	111	212
Current liabilities	(94)	(116)
Non-current liabilities	(2)	(9)

Net Assets of Discontinued Operations	110	200

5.  Commitments and Contingencies

The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners have commenced an action under Ontario's Class Proceedings Act, 1992, against the company and Enbridge Inc. for damages alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the National Energy Board Act. The company believes the claim is without merit and will vigorously defend the action. The company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

Supplementary Information

As at June 30, 2002, TransCanada had 478,397,630 issued and outstanding common shares. In addition, there were 14,208,011 outstanding options to purchase common shares, of which 11,442,481 were exercisable as at June 30, 2002.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Persad at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Glenn Herchak/Kurt Kadatz at (403) 920-7877.

Visit TransCanada's Internet site at: http://www.transcanada.com

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TransCanada Continues Strong Performance in Second Quarter and Declares 155th Consecutive Dividend
Second Quarter 2002 Financial Highlights (unaudited)
Forward-Looking Information
Consolidated Income
Consolidated Cash Flows
Consolidated Balance Sheet
Consolidated Retained Earnings
Notes to Consolidated Financial Statements (Unaudited)
Supplementary Information